UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MGI PHARMA, INC.

(Name of Subject Company)

MGI PHARMA, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

552880106

(CUSIP Number of Class of Securities)

Eric P. Loukas

Executive Vice President, Chief Operating Officer,

General Counsel and Corporate Secretary

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437-3174

 (952) 346-4700

 (Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Asher M. Rubin

Glenn C. Campbell

William I. Intner

Hogan & Hartson L.L.P.
111 S. Calvert Street — Suite 1600

Baltimore, Maryland 21202

 (410) 659-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 21, 2007 (as previously amended and supplemented by Amendment No. 1 on January 4, 2008, Amendment No. 2 on January 11, 2008 and Amendment No. 3 on January 17, 2008, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by MGI PHARMA, INC., a Minnesota corporation (the “Company”).  The Schedule 14D-9 relates to the offer by Jaguar Acquisition Corp. (“Offeror”), a Minnesota corporation and an indirect wholly-owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company, the “Shares”) at a purchase price of $41.00 per Share, net to the holder thereof in cash, without interest and subject to the applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used, but not defined, in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented to add the following paragraph as the last paragraph under the heading “Legal Proceedings”:

On Sunday, January 20, 2008, the Minnesota state trial court, in the action styled Judith Dreyer v. MGI PHARMA, INC., et al., denied plaintiff’s motion for a temporary injunction to enjoin the acquisition of the Company by Offeror and Parent, thereby allowing the Offer to proceed as scheduled.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGI PHARMA, INC.

Date: January 22, 2008	By:	/s/ Eric P. Loukas
		Name:	Eric P. Loukas
		Title:	Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary